UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

            CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
           UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
          OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 333-76055
                                                                      ---------


                         United Industries Corporation
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          2150 Schuetz Road, St. Louis, Missouri 63146, (314) 427-0780
-------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              9 7/8 % Series D Senior Subordinated Notes due 2009
-------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
-------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    |_|          Rule 12h-3(b)(1)(i)    |X|
         Rule 12g-4(a)(1)(ii)   |_|          Rule 12h-3(b)(1)(ii)   |_|
         Rule 12g-4(a)(2)(i)    |_|          Rule 12h-3(b)(2)(i)    |_|
         Rule 12g-4(a)(2)(ii)   |_|          Rule 12h-3(b)(2)(ii)   |_|
                                             Rule 15d-6             |_|

         Approximate number of holders of record as of the certification or notice date: None
             ------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934 United Industries Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Industries Corporation               Ground Zero Inc.
By: /s/ LOUIS N. LADERMAN                   By: /s/ LOUIS N. LADERMAN
    ------------------------                    ------------------------
Name:  Louis N. Laderman                    Name:  Louis N. Laderman
Title: Vice President, Secretary            Title: Vice President and Secretary
       and General Counsel

Schultz Company                             Sylorr Plant Corp.
By: /s/ LOUIS N. LADERMAN                   By: /s/ LOUIS N. LADERMAN
    ------------------------                    ------------------------
Name:  Louis N. Laderman                    Name:  Louis N. Laderman
Title: Vice President and Secretary         Title: Vice President and Secretary

WPC Brands, Inc.
By: /s/ LOUIS N. LADERMAN
    ------------------------
Name:  Louis N. Laderman
Title: Vice President and Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.